UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

ALTRA INDUSTRIAL MOTION CORP.

(Exact name of registrant as specified in its charter)

Delaware	001-33209	61-1478870
(State or other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

300 Granite Street, Suite 201 Braintree, Massachusetts	02184
(Address of Principal Executive Offices)	(Zip Code)

Glenn Deegan (781) 917-5517
(Name and telephone number, including area code, of the person to contact in connection with this report).

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2020.

Section 1 – Conflict Minerals Disclosure.

Item 1.01Conflict Minerals Disclosure and Report.

Altra Industrial Motion Corp. and its subsidiaries (collectively, “Altra”) manufacture and supply electromechanical power transmission, motion control and automation products.  Altra evaluated its current product lines and determined that columbite-tantalite ("tantalum"), cassiterite ("tin"), wolframite ("tungsten") and/or gold (collectively, “3TG”) are contained in, and necessary to the functionality or production of, certain products manufactured, or contracted to be manufactured by Altra, and for which the manufacture was completed during the calendar year covered by this Specialized Disclosure Report.  Accordingly, Altra conducted in good faith a reasonable country of origin inquiry regarding the 3TG in Altra’s products that was reasonably designed to determine whether any such 3TG originated in the Democratic Republic of the Congo or an adjoining country, or were from recycled or scrap sources.

In accordance with Rule 13p-1, under the Securities Exchange Act of 1934, Altra has filed this Specialized Disclosure Form and the associated Conflict Minerals Report as Exhibit 1.01 hereto.  A copy of Altra’s Conflict Minerals Report is publicly available in the “Governance” section of Altra’s website located at: https://ir.altramotion.com/governance/governance-documents/.

Item 1.02Exhibit.

See Exhibit 1.01 attached hereto.

Section 2 – Exhibits.

Item 2.01.Exhibits.

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and Item 1.02 of this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ALTRA INDUSTRIAL MOTION CORP.

/s/ Glenn Deegan
Name:	Glenn Deegan
Title:	Vice President, Legal and Human Resources, General Counsel and Secretary

Date: May 19, 2021